■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

October 9, 2007

EXECUTIVE SUMMARY

Jump-started by the Federal Reserve's larger-than-expected 50 basis point reduction in the federal funds rate on September 18th, U.S. equity prices rose strongly in the latest month. Buttressed by contained inflation reports, fixed income markets also rallied in September, particularly municipal securities that had lagged in August. At the present time, we believe that the Fed will most likely continue to favor adding stimulus to the economy at the expense of risking higher inflation, which presently is reasonably well contained. As such, we maintain our focus on high quality debt securities that have the potential to outperform as the yield curve continues to steepen. The final estimate of U.S. second quarter annualized real GDP growth was revised slightly downward to +3.8 percent. Consumer spending appears to have rebounded to a +3.5 percent growth rate in the third quarter, which is a key element in real GDP likely being in the +2.5 percent range when it is reported on October 31st. For calendar year 2007, U.S. real GDP is forecasted to advance at approximately a +2 percent growth rate, and should be moderately higher than this in 2008, accompanied by inflation in the +2.5 to +3.0 percent range. These general parameters are benign from the standpoint of financial asset investments. Equity market valuations continue to be reasonable under current economic and inflation conditions. Valuation and relative earnings momentum factors favor continuation of growth stocks' outperformance in 2007.

CURRENT CONDITIONS: consumer spending rebounded in 3Q07

Jump-started by the Federal Reserve's larger-than-expected 50 basis point reduction in the federal funds rate on September 18th, domestic equity prices rose strongly in the latest month. The S&P 500 Index total return was +3.7 percent, in contrast to the average September decline of -0.9 percent since 1970. From the mid-August, credit-constrained stock market lows through October 5th, the multiple actions by the Fed helped produce over +10 percent gains in major equity market indices to new all-time highs. Buttressed by contained inflation reports, fixed income markets also rallied in September, particularly municipal securities, which had lagged in August. A summary of major index returns is presented below, and additional detail is provided in Exhibit A.

Large and midcap common stocks again outperformed small capitalization issues in September and have also done so quite dramatically on a year-to-date basis. Larger companies have more overseas sales that are benefiting from stronger economies abroad and a weak dollar, thereby boosting their earnings relative to small companies. Large companies derive, on average, up to 30 percent of their sales abroad compared to 12 percent for small caps. Price-earnings ratios of large cap companies also tend to be lower, giving them a valuation edge as well. As has been the case in recent months, growth stocks outpaced value stocks across all capitalization sizes in September and over all longer time periods shown in the table below. Remarkably, twelve-month returns for the growth indices range between +19 and +21 percent! The spread between the growth and value styles is most evident in the small cap category with nearly a 13 percentage point advantage in favor of growth stocks over the past year.

Total Returns to 09/30/07

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Large Cap				
S&P 500 Index	3.7%	2.0%	9.1%	16.4%
Dow Jones Ind'l Avg.	4.2	4.2	13.3	21.7
Russell 1000 Index	3.8	2.0	9.3	16.9
Small/Medium Cap				
NASDAQ OTC Comp.*	4.1	3.8	11.9	19.6
S&P MidCap Index	2.6	-0.9	11.0	18.8
Russell 2000 Index	1.7	-3.1	3.2	12.3
Fixed Income				
Lehman Agg. Index	0.8	2.8	3.9	5.1
Lehman Muni Bond Ind.	1.5	1.8	2.0	3.1

*price only

Growth and Value Stock Total Returns to 09/30/07

	1 Mo.	3 Mos.	YTD	12 Mos.
Large Cap				
Russell 1000 Growth	4.2%	4.2%	12.7%	**19.4%**
Russell 1000 Value	3.4	-0.2	6.0	14.5
Mid Cap				
Russell Midcap Growth	3.9	2.1	13.4	**21.2**
Russell Midcap Value	2.5	-3.5	4.8	13.7
Small Cap				
Russell 2000 Growth	2.9	0.0	9.3	**18.9**
Russell 2000 Value	0.5	-6.3	-2.7	6.1

Within the domestic equity market, as measured by the broad Russell 3000 index, industry sector performance was quite balanced in September with 9 out of 18 groups, representing 44 percent of the weight of the Index, outperforming (see Exhibit B). Two sectors exhibiting large improvements in relative performance in calendar 2007 have been electronic technology (which had lagged for several years) and industrial services (companies supplying the energy producers). Both of these groups have been overweighted in Sit Investment Associates' managed portfolios.

Reflecting the strong performance of the growth equity style, the financial characteristics of companies outperforming in 2007 have been demonstrably growth oriented. Exhibit C shows that 2007's outperformers have generally possessed high earnings growth, high betas, high price-earnings ratios and low dividend yields.

While the U.S. stock market's September rise was solidly positive in relation to its typical average small decline, it paled in comparison to the gains in many other markets. Specifically, the U.S. ranked 25th out of 33 stock markets in the month of September with seven bourses achieving double-digit gains (the greatest being Brazil with a nearly +18 percent rise). On a year-to-date U.S. dollar basis, the United States ranked 26th out of 33 countries (see Exhibit D). The three top-ranked countries (Brazil, Finland and Hong Kong) each had returns exceeding +40 percent and only one country, Ireland, suffered a decline.

With respect to the U.S. economy, the final estimate of U.S. second quarter annualized real GDP growth was revised slightly downward to +3.8 percent from +4.0 percent. In terms of GDP subcomponents, the largest change in the final revisions occurred in net exports (primarily an upward boost to imports, a factor which subtracts from GDP growth). The progression of the government's three estimates of 2Q07 real GDP dollar change are shown below:

Dollars (Bil) of Real GDP Change

	1Q07 Rev.	2Q07 1st Est.	2Q07 2nd Est.	2Q07 Final
Personal Con. Expenditures	$74.5	$25.7	$29.5	$28.6
Nonresid. Fixed Invs.	6.9	25.9	35.2	34.9
Residential Invs.	-23.1	-12.1	-15.3	-15.6
Inventory Change	-17.3	3.5	5.3	5.7
Net Exports	-14.8	34.3	41.0	38.2
Government	-2.5	20.9	20.0	20.1
Residual	-6.6	-2.9	-4.5	-4.4
Total	$17.1	$95.3	$111.2	$107.5
% Change in Real GDP (ann.)	0.6%	3.4%	4.0%	3.8%
% Change in Real Final Sales (ann.)	1.3%	3.2%	3.7%	3.6%
% Change in GDP Deflator (ann.)	4.2%	2.7%	2.7%	2.6%

While the rebound in second quarter real GDP growth compared to the first quarter was certainly welcome, the +3.8 percent growth rate appears unsustainable and we forecast the country's present normalized rate of growth as closer to the average of the first two quarters, i.e. +2.2 percent. For the second half of 2007,

we are forecasting growth of approximately +2.5 percent in each quarter. For this to be achieved, however, the dominant consumer sector (over 70 percent of GDP) has to rebound strongly from an anemic +1.4 percent annualized growth rate in the second quarter. Fortunately, this appears to have occurred judging from the data already released for the first two months of the third quarter. As shown in the table below, real personal consumption expenditures (PCE) advanced strongly in August at a much higher-than-expected growth rate of +0.6 percent, led by durables and services outlays. Statistically, even if September PCE grew by only +0.2 percent, the quarterly annualized growth for the full third quarter jumps from +1.4 percent to +3.5 percent. As the projection below shows, if spending advances at a relatively sober monthly rate of +0.2 percent in the final quarter, 4Q07 real PCE will also grow at a healthy +3.0 percent pace.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.2%)	Annual. Qtrly Change	Case 2 Index (+0.3%)	Annual. Qtrly Change
Dec. 2007 Proj.	8394.92	3.0%	8428.49	4.1%
Nov. 2007 Proj.	8378.17		8403.28	
Oct. 2007 Proj.	8361.45		8378.14	
Sept. 2007 Proj.	8344.76	3.5%	8353.08	3.7%
Aug. 2007 Act.	8328.10		8328.10	
July 2007 Act.	8274.90		8274.90	
June 2007 Act.	8250.20	1.4%	8250.20	1.4%
May 2007 Act.	8244.30		8244.30	
Apr. 2007 Act.	8238.50		8238.50	
Mar. 2007 Act.	8211.70	3.7%	8211.70	3.7%

There is no question that the consumer sector remains under considerable pressure with the unemployment rate creeping slowly upward, house prices declining in many regions, mortgage lending standards being tightened and interest payments as a percent of disposable income at their highest levels in twenty years. Given these daunting headwinds, it is understandable that financial markets reacted positively to the Labor Department's better-than-expected September payroll report released on October 5th. Not only was the month's 110,000 jobs gain greeted enthusiastically, but revisions to the August report from a 4,000 loss in jobs to an 89,000 gain (concentrated in local government education employees) added fuel to the fire. Hourly wages increased +0.4 percent in the month and +4.1 percent above a year ago. However, there were also some negatives in the Department of Labor's report in that the preliminary estimate of the annual benchmark revision for the year ended March 2007 projected that growth in payrolls was overstated by 297,000. On the surface, this appears to be a large figure, but it is equal to -0.2 percent of total payrolls and falls within the experience of the past ten years during which the annual revisions were plus or minus two-tenths of one percent. The downward adjustment will lower the average pace of private payroll growth in the year ended March 2007 to 119,000 per month from 137,000. Our conclusion is that while labor markets are not robust, they are progressing at a rate that will permit the economy to maintain moderate growth.

Given the likely rebound in the 3Q07 growth rate of real PCE, could other sectors provide further positive support to GDP? We believe the answer is yes, and we have observed in our last two monthly reports that every other major subcomponent of U.S. GDP contributed positively to the second quarter's overall

rebound. As shown in the table below, even residential construction has contributed less negatively to aggregate growth in each of the past two quarters! Despite all of the negative headlines about housing, we believe the slightly better trend for this small (4.3 percent of GDP) sector is likely to continue.

Contributions to Percent Change In U.S. Real GDP

	4Q06 Rev.	1Q07 Rev.	2Q07 Final
Personal Cons. Exps.	2.68%	2.56%	1.00%
Nonresid. Fixed Invs.	-0.15	0.22	1.12
Residential Invs.	-1.04	-0.93	-0.62
Inventory Change	-1.31	-0.65	0.22
Net Exports	1.25	-0.51	1.32
Government	0.66	-0.09	0.79
Total GDP Growth	2.09%	0.60%	3.82%

The other components having the potential to contribute positively to GDP include nonresidential investment and net exports. With respect to business spending (11.8 percent of GDP), year-over-year growth in the sector rebounded in the second quarter after decelerating sharply in the first quarter (see Exhibit E). Much faster growth is being experienced in the structures segment at rates that are unsustainable, but equipment and software has considerable upside potential. The Institute for Supply Management's manufacturing index has eased in recent months, but it also did so in 2006 and remains in modestly positive territory with a reading of 52.0 (see Exhibit F). Corporate balance sheets remain in relatively solid shape and even though corporate debt is now rising more rapidly, interest payments of nonfinancial corporations as a percentage of corporate profits remain very low. With respect to the finance sector, which has been underweighted in SIA portfolio strategies, the fallout effects from subprime mortgages, collateralized debt obligations and other complex instruments are still working through the system. The world's largest financial institutions have collectively taken more than $20 billion in write-offs in recent months, with more to come. Investors have clearly differentiated between financial companies based on perceived risk management capabilities. In early October, Goldman Sachs traded within -3 percent of its all time high whereas Merrill Lynch, which announced a nearly $5 billion writedown for its third quarter, traded more than -20 percent below its prior high. Merrill Lynch's chairman and chief executive officer stated, however, that "market conditions have shown improvement and are returning to more normal levels," a view shared by other finance company heads.

Another sector capable of above-average growth is net exports, which expanded at an +8.4 percent year-over-year growth rate in the second quarter. The weaker U.S. dollar exchange rate, which has broken through the lower bound of the last 15-year trading range against major currencies (see Exhibit G), is a factor in this equation. For the first time in over 30 years, the Canadian dollar (nicknamed the loonie) is trading above the U.S. dollar, stimulating travel to this country by Canadians. As shown in Exhibit H, the spread in year-over-year growth rates of U.S. exports over imports has widened significantly in recent quarters, helping to narrow the country's chronic trade deficit.

With respect to inflationary trends, August readings for the major benchmarks continued to be remarkably quiescent, particularly when measured on a year-over-year trend basis. The Producer

Price Index for Finished Goods fell -1.4 percent in August, due largely to a -6.6 percent decline in energy prices. On a year-over-year basis, the benchmark is up a moderate +2.2 percent. The non-seasonally adjusted Consumer Price Index also fell slightly (-0.2 percent) in August and is up only +2.0 percent over the past 12 months. The CPI excluding food and energy was up only +2.1 percent, as shown in the table below:

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2006	6.2%	6.2%	4.3%	2.6%
September 2006	0.0	3.1	2.1	2.9
December 2006	-2.2	-1.1	2.5	2.6
January 2007	1.2	-1.1	2.1	**2.7**
February 2007	4.0	-0.4	2.4	**2.7**
March 2007	7.0	2.4	**2.8**	**2.5**
April 2007	8.4	4.8	**2.6**	**2.3**
May 2007	8.7	6.4	**2.7**	**2.2**
June 2007	5.8	6.5	**2.7**	**2.2**
July 2007	3.1	5.8	**2.4**	**2.2**
August 2007	-0.1	4.3	**2.0**	**2.1**

Finally, a key inflation measure monitored by the Federal Reserve, the core personal consumption expenditure price deflator, has dipped below the central bank's 2.0 percent upper target and has been trending gradually downward (see Exhibit I). With this measure of prices being contained, the Federal Reserve has greater flexibility in its policy deliberations.

In Exhibit J of this month's review, we present our preliminary forecasts for 2008 U.S. real GDP growth and other economic and interest rate variables. The general pattern is for the economy to remain relatively weak over the next two quarters and then gradually accelerate later in 2008 in response to the Federal Reserve's policy actions, the housing cycle beginning to stabilize and moderate job growth continuing. From a top-down perspective, the GDP forecasts imply aggregate U.S. real GDP growth of +2.5 percent in 2008, up from +2.0 percent in 2007, but still below the +2.9 percent growth achieved in 2006.

The 2008 forecasts have above-average risk because the economy is running around "stall speed" and a surprise development could easily tip the economy into recession. An econometric model prepared by International Strategy & Investment predicts only +1.3 percent growth in the third quarter of 2008 (Exhibit K) and The Bank Credit Analyst's "Recession Probability" indicator is quite high at 57 percent. Under the BCA scenario, the Federal Reserve is predicted to reduce rates further and dollar weakness will continue. On a more encouraging note, however, our calculations of year-over-year growth in U.S. real GDP and its major subcomponents show that the economy bottomed in 1Q07 at +1.5 percent and began to recover somewhat in the second quarter to +1.9 percent (see Exhibit H). The 2008 quarterly annualized GDP growth rates in Exhibit J imply year-over-year growth ranging between +2.4 percent and +2.7 percent, which is an improving trend, and enough to forestall slipping into recession.

Our CPI forecast for 2008 implies little change, on average, from 2007 at approximately +2.7 percent, a rate that is benign from the standpoint of financial asset investments.

MONETARY POLICY AND FIXED INCOME STRATEGY: fed acts again

In last month's review, we discussed the dramatic action by the Federal Reserve to reduce the primary discount rate by -50 basis points at an unscheduled meeting on August 17th. Both the timing and magnitude were unexpected and they were aimed at restoring liquidity and improving the function of financial markets. Almost exactly one month later, on the regular FOMC meeting date of September 18th, the Fed again surprised observers with a larger-than-expected -50 basis point cut in both the federal funds rate (to 4.75 percent) as well as the discount rate (to 5.25 percent), the effects of which are highlighted in Exhibit L. The explanation for the action provided in the Fed's policy statement was that "developments in financial markets since the committee's last regular meeting have increased the uncertainty surrounding the economic outlook." More specifically, "the tightening of credit conditions has the potential to intensify the housing correction and to restrain economic growth more generally." These concerns were increased by the negative August payroll figure that was substantially weaker than expected, as well as the continued need for liquidity injections into financial markets by the Federal Reserve system.

Initial reaction to the Fed's move to cut the federal funds rate was positive in equity markets with the Dow Jones Industrial Average rising nearly +336 points on September 18th. Fixed income market reaction was less ebullient. From the middle of last month, the expectation grew that the Fed's latest actions marked the beginning of a series of downward moves in interest rates because it was possible to do so with inflation continuing to be tame and the housing downturn showing limited signs of abating. This line of reasoning was called into serious question when the September jobs report was released on October 5th revealing much stronger gains than expected. The date of the next FOMC meeting is October 30-31 and, as is usual, the Fed has reiterated its longstanding intentions to continue to monitor inflation developments carefully, as well as the economy's prospects in the period up to the meeting to determine a course of action.

At the present time, we believe that the economic fallout from a decline in markets for mortgage securities backed by adjustable rate mortgages issued to lower credit quality borrowers will persist, and that the Fed will most likely continue to favor adding stimulus to the economy at the expense of risking higher inflation. As such, we maintain our focus on high quality securities that have the potential to outperform as the yield curve continues to steepen. Our interest rate forecasts for U.S. Treasury securities are provided in Exhibit M.

Taxable bond yields were mixed during September as the yield curve steepened. The Federal Reserve's decision to reduce the targeted federal funds rate resulted in increased investor expectations for lower rates at the short end of the yield curve, while concern over the Fed's indication that economic stimulus might hold a greater priority than fighting inflation resulted in

modestly higher longer-term yields. Specifically, the yield for the 2-year maturity U.S. Treasury dropped by -0.14 percent and the yield for the 10-year maturity U.S. Treasury increased by +0.06 percent, to levels of 3.99 percent and 4.59 percent, respectively.

The Lehman Aggregate Bond Index produced positive returns during September with non-Treasury sectors generally outperforming. The asset-backed securities sector performed the best, partially reversing the significant underperformance from the prior month. The mortgage-backed and corporate sectors followed, as yield spreads in both sectors narrowed modestly. The Treasury sector performed the worst, as investors seeking yield partially reversed the heavy flight-to-quality trend that occurred during August.

Municipal bond yields declined across the maturity spectrum during September. The Bond Buyer 40-Bond Index yield declined to 4.80 percent ending the month 11 basis points lower and the quarter three basis points lower. The Bond Buyer Index yield has ranged from a year-to-date low of 4.51 percent on February 27th, to a high of 5.07 percent on August 24th. September saw a reversal of the prior month's negative funds flows as investors returned after the Labor Day holiday to take advantage of the price weakness in municipal bonds that occurred in August. The shift in yields during September caused municipal valuations to richen compared to Treasuries on a relative yield basis. Nonetheless, municipals continue to be attractively valued on an historical basis, particularly longer maturities. Relative yield comparisons of municipals to corporates appear more fairly valued.

Total Returns To 9/30/07

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Lehman Index				
Aggregate	0.8%	2.8%	3.9%	5.1%
Treasury	0.5	3.8	4.9	5.6
Agency	0.9	3.2	4.6	5.7
Corporate	0.8	1.8	2.5	3.9
CMBS	1.2	2.8	3.3	4.4
Asset-Backed	1.1	1.4	3.0	4.1
Mortgage Pass-Through	0.8	2.7	3.7	5.3
5-Year Treasury	0.5	4.2	5.5	6.0
Municipal	1.5	1.8	2.0	3.1
5-Year Municipal	0.9	2.6	3.2	3.8
Revenue	1.6	0.8	0.9	2.2
Electric	1.4	1.4	1.4	2.5
Hospital	2.2	0.7	0.5	1.9
Housing	2.0	1.2	1.0	2.3
IDR/PCR	0.7	-4.4	-3.6	-1.4
Transportation	1.6	1.8	2.0	3.2
Education	1.8	1.8	1.6	2.8
Water/Sewer	1.6	2.0	2.0	3.1
Resource Recovery	1.3	0.7	1.5	2.7
Leasing	1.3	1.8	2.2	3.3
Special Tax	1.7	1.9	2.0	3.1
Insured	1.7	2.0	2.0	3.2
General Obligation	1.4	2.2	2.4	3.4
Prerefunded	0.9	2.3	3.0	3.7

Municipals outperformed taxable bonds during September and longer duration bonds outperformed shorter duration bonds given an almost parallel shift in yields downward. Revenue bonds outperformed general obligation bonds for the month, but continue to lag for the quarter and year to date.

Interestingly, A-rated credit quality bonds outperformed both higher and lower rated bonds during September, recouping much of the lost ground from August, while high yield municipal bonds staged only a partial comeback. Among revenue bond sectors, the hospital sector performed best during the month, with its return more than offsetting the prior month's loss, followed by the longer duration housing and education sectors. The industrial revenue sector continued to underperform, reflecting concerns over that sector's lower average credit rating of BBB along with pressure from anticipated new issue supply of tobacco settlement revenue bonds. While valuations in the municipal market have experienced a partial normalization compared to their weakness at summer's end, we believe that attractive opportunities remain in selected market sectors to increase yields in portfolios.

FISCAL POLICY: president bush finds the veto pen

As expected, on October 3rd President Bush vetoed a $35 billion expansion of the State Children's Health Insurance Program (now called CHIPRA) on the basis that it would move health care in the United States in the wrong direction. Key sticking points were that the bill would allow higher income families to benefit from assistance intended to help poor children and it would displace private health insurance for many children with government coverage. Funding for the increased program was to come largely from a hike of 61 cents per pack in the federal excise tax on cigarettes. In the House, the measure was approximately 20 votes short of the two-thirds majority vote necessary to override the President's veto, so elected representatives have delayed an attempt to vote again until October 18th and will try to gain more supporters for the bill in the interim.

The debate over the children's health plan previews the battle over health care policy that will run through the presidential campaign and occupy Congress for years to come. The issue of who controls health care boils down to arguments of "socialized medicine" versus control being retained by families, parents and doctors. The road to compromise may come, according to Senator Ron Wyden (D-OR), by acknowledging that both political parties have been right on key points. Democrats have been right about coverage because if everyone isn't covered, the cost to care for uninsureds is shifted to those with insurance. Republicans are right about the need for choices and alternatives. Senator Wyden hopes that agreement may ultimately be reached by linking "the idea of universal coverage with the idea of a private health care delivery system."

On the campaign trail thus far, health care is a pivotal issue with the three leading Democrat candidates presenting ideas for broadening health coverage at costs ranging between $65 billion to $120 billion per year. All of the plans rely heavily on paying for the coverage by rolling back Bush-era tax cuts for those who make more than $250,000 per year. It is interesting to contrast these spending initiatives, and those of their Republican counterparts, with the results of a recent poll showing 83 percent of respondents felt if the federal government received additional money, it would more likely waste the money than spend it well.

The federal government deficit was sharply higher in the month of August at $117 billion, some $52 billion greater than a year

earlier (Exhibit N). Timing differences were a key factor in this abnormal result because about $43 billion of Social Security and Medicare payments were pushed into August because of the September 3rd Labor Day holiday weekend. The Congressional Budget Office now estimates that the fiscal deficit for the fiscal year ended September 30th was $158 billion, compared to $248 billion in 2006 and $318 billion in 2005.

In late September, Congress moved to approve an increase in the federal debt ceiling to $9.815 trillion, nearly a $4 trillion increase since 2001 when President Bush took office and the fifth such increase during his term. In 2001, the debt was 57 percent of GDP compared to about 65 percent today. The public's low opinion of government may also be seen in the fact that Congress had to pass a stopgap bill to keep the government running after the end of September because it had not finished work on any of the 12 annual appropriations bills for fiscal 2008.

EQUITY INVESTMENT STRATEGY: growth stocks' merits in the current environment

Even taking into consideration the September run-up in domestic common stock prices, further potential exists if the economy continues to expand at a moderate pace. Several factors lead us to this judgment.

1. Seasonal Factors. From a purely statistical standpoint, the last quarter of each year since the end of World War II has been the best time of the year to be invested in equities. As shown in Exhibit O, the average fourth quarter price appreciation of the S&P 500 Index has been +4.1 percent, by far the largest of any quarter, and the Index has achieved a positive return 79 percent of the time.

2. Federal Reserve Policy. Equity prices normally do well when the Fed begins to reduce interest rates, which has been the case since mid August. A year ago, we referenced work by UBS Securities showing that in cases when the Fed was able to engineer a "soft landing," stock prices rose, on average, +18.5 percent in the 12 months after the peak in the federal funds rate even though profit growth slowed dramatically (see Exhibit P). The explanation for this phenomenon is that investors fear a recession when the Fed is tightening and are unwilling to "pay up" for rapid earnings growth. Conversely, when tightening ends, and fears of a recession recede, confidence grows that economic growth will resume, and stock prices anticipate a future cycle of improving profits.

3. Valuation. We continue to believe that the valuation case for the stock market remains reasonable in the current environment even though it cannot be classified as truly "cheap." As shown in Exhibit Q, the S&P 500 Index sells at 16.2x estimated 2007 operating profits, on a par with the valuations experienced in prior years when inflation rates were similar to those of today. If one shifts the calculations to projected 2008 earnings, the Index is selling slightly over 15x earnings, which is actually the cheapest it has been since the end of 2004 (see Exhibit R). The biggest risk in these calculations is the denominator in the price-to-earnings ratio, i.e., earnings. Overall S&P 500 earnings are clearly in a decelerating phase, with estimates of the third quarter 2007 year-over-year gain in operating profits

currently only +1 percent to +3 percent, due largely to capital markets-related losses in the finance sector.

4. Growth Stocks' Relative Appeal. In the aftermath of the technology bubble of the late 1990s and subsequent economic recovery, total corporate profits, as measured by the S&P 500, experienced a dynamic recovery, recording double digit gains from 2002 through 2006. The rapid rise in aggregate earnings allowed the market's price-earnings ratio to recede and the valuation excesses that had developed, particularly in technology sectors, to be reduced. During this time period, growth stocks as an investment category were dealing with two headwinds: 1) strong competition from generally rapid overall corporate profit growth and (2) excessive valuation.

   During 2007, the two headwinds cited above have begun to abate. In the case of corporate profits, the rate of growth has decelerated sharply in 2007 and is projected to be similarly soft in 2008, as shown in the following table:

S&P 500 Annual Profit Growth	
2002	18.5%
2003	18.7
2004	23.8
2005	13.0
2006	14.7
2007	**6.0**
2008	**3.0**

   With respect to growth stock corporate profit trends, both the near-term (2007 and 2008) as well as 5-year projected earnings growth rates of Sit Investment Associates' principal domestic equity strategies are estimated to be much faster than corporate profit growth as a whole (see Exhibit S). This is a major factor favoring growth stocks in their recent resurgence.

   On the issue of valuation, there has been a multi-year reduction in price-earnings ratios, in general, as corporate profits exploded. Notably, the *Financial Times* recently observed that the spread in price-earnings ratios between growth and value companies has narrowed sharply (see Exhibit T). One commentator in the article stated, "You'd have to go back to the 1960s to see valuation spreads as compressed as they are now." The combination of the earnings growth and valuation factors enhances the probability that the period favoring the growth style will be extended further.

Our current equity strategies extend the themes of recent years. They include (1) broad diversification across security holdings (typically 80 to 90 names); (2) relatively low portfolio turnover (especially relative to the growth style); (3) ongoing emphasis on traditional above-average earnings growth industries, including technology and health care, and companies with exposure to foreign economies that are growing faster than the U.S., and (4) carefully targeted "bets" on non-growth sectors that present special opportunities, such as our overweighting of the oil service companies for their above-average earnings growth and our underweighting finance due to interest rate and credit pressures. Exhibit U provides details of current portfolio sector weightings relative to specific market indices.

Exhibit A

■ Sit Investment Associates ■

Securities Markets

EQUITIES	09/30/07	08/31/07	06/30/07	12/31/06	12/31/05	One Month	Three Months	Nine Months	21 Months
Dow Jones Industrials	13895.63	13357.74	13408.62	12463.15	10717.50	+4.0%	+3.6%	+11.5%	+29.7%
S&P 500	1526.75	1473.99	1503.35	1418.30	1248.29	+3.6	+1.6	+7.6	+22.3
NASDAQ OTC Composite	2701.50	2596.36	2603.23	2415.29	2205.32	+4.0	+3.8	+11.8	+22.5
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	3.99	4.13	4.87	4.81	4.39	-14 b.p.	-88 b.p.	-82 b.p.	-40 b.p.
5-Year Notes	4.25	4.24	4.93	4.69	4.35	+1	-68	-44	-10
10-Year Notes	4.59	4.53	5.03	4.69	4.39	+6	-44	-10	+20
30-Year Bonds	4.84	4.82	5.12	4.80	4.53	+2	-28	+4	+31
AA INDUSTRIAL									
Intermediate Maturity	5.79	5.53	5.78	5.37	5.06	+26	+1	+42	+73
Long Maturity	6.39	6.23	6.20	5.76	5.58	+16	+19	+63	+81
MORTGAGES									
Current Coupon GNMA (6.00%)	5.90	5.96	6.12	5.63	5.43	-6	-22	+27	+47
MUNICIPALS									
Bond Buyer 40-Bond Index	4.80	4.91	4.83	4.61	4.77	-11	-3	+19	+3
SHORT TERM									
Fed Funds	4.78	5.11	5.26	5.21	4.18	-33	-48	-43	+60
Primary Discount Rate *	5.25	5.75	6.25	6.25	5.25	-50	-100	-100	--
Prime Rate	7.75	8.25	8.25	8.25	7.25	-50	-50	-50	+50
13-week Treas. Bills-Disc.	3.78	4.01	4.68	4.89	3.99	-23	-90	-111	-21

* Primary Credit Discount Rate; effective 1/9/03.

E-09/07
pp-107T.doc

G:\Support\Exhibits\E-09-07

Exhibit B

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	3Q 2007 Return	3Q 2007 Rank	September 2007 Return	September 2007 Rank
NON-ENERGY MINERALS	**1.5**	**17.7 ***	**4**	**26.8 ***	**2**	**27.7 ***	**2**	**3.5 ***	**7**	**9.1 ***	**1**
PRODUCER MANUFACTURING	**9.0**	**4.5**	**9**	**16.6 ***	**9**	**21.8 ***	**4**	**7.1 ***	**4**	**5.7 ***	**4**
ELECTRONIC TECHNOLOGY	**9.9**	**2.3**	**13**	**8.6**	**15**	**20.5 ***	**5**	**8.1 ***	**2**	**3.2**	**11**
CONSUMER DURABLES	1.5	-8.9	18	4.9	17	-7.1	18	-10.2	18	-1.0	17
ENERGY MINERALS	**7.9**	**30.8 ***	**3**	**24.0 ***	**4**	**24.5 ***	**3**	**7.7 ***	**3**	**8.0 ***	**2**
PROCESS INDUSTRIES	2.7	-2.3	15	18.3 *	7	20.5 *	6	4.1 *	6	5.3 *	5
HEALTH TECHNOLOGY	9.1	2.3	12	9.4	13	7.4	12	2.2 *	8	3.6	10
CONSUMER NON-DURABLES	6.7	5.9	8	17.8 *	8	11.3 *	8	5.3 *	5	5.0 *	6
INDUSTRIAL SERVICES	**3.2**	**38.9 ***	**1**	**11.6**	**11**	**36.8 ***	**1**	**11.5 ***	**1**	**7.7 ***	**3**
COMMERCIAL SERVICES	1.7	4.0	10	14.8	10	-5.0	16	-9.7	17	-0.3	16
TECHNOLOGY SERVICES	5.4	2.2	14	10.9	12	9.4 *	11	1.4	10	4.5 *	7
HEALTH SERVICES	2.4	32.0 *	2	-0.6	18	9.9 *	10	0.9	12	1.3	14
CONSUMER SERVICES	5.2	-8.1	17	24.7 *	3	1.7	14	-1.4	13	2.5	12
RETAIL TRADE	5.0	2.5	11	6.5	16	-0.3	15	-5.1	16	-1.5	18
TRANSPORTATION	1.7	10.9 *	6	9.2	14	4.9	13	-2.8	14	-0.2	15
UTILITIES	4.0	15.1 *	5	21.6 *	5	10.2 *	9	1.3	11	3.7 *	9
FINANCE	19.4	6.3 *	7	19.7 *	6	-5.3	17	-4.2	15	2.3	13
COMMUNICATIONS	3.6	-2.3	16	36.4 *	1	17.2 *	7	1.8 *	9	4.5 *	8
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		8.8		1.5		3.6	
Groups Outperforming (cap weighted) to Total Groups		7/18		9/18		11/18		9/18		9/18	

* Group Outperformed

Source: Factset Research Systems

G:\Support\Exhibits\E-09-07

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2005 to December 31, 2006			December 31, 2006 to September 30, 2007			June 30, 2007 to September 30, 2007			August 31, 2007 to September 30, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	2.7	7.3	4.7	19.3	21.2	13.1	7.1	6.2	3.1	5.5	5.7	4.2
Quintile 2	11.4	8.6	14.4	10.2	12.7	8.8	1.1	0.9	-1.5	2.8	3.5	3.1
Quintile 3	17.2	17.5	20.8	2.2	8.1	2.8	-1.6	-2.5	-5.7	2.3	2.2	0.4
Quintile 4	16.6	17.1	20.9	5.5	3.2	-1.3	1.8	-4.2	-6.2	4.0	2.6	-0.5
Quintile 5 (Lowest)	29.8	26.4	24.9	11.4	2.5	-4.4	2.5	-1.8	-4.9	3.9	2.4	1.0
BETA SECTORS												
Quintile 1 (Highest)	12.8	9.1	16.3	14.9	17.7	9.2	0.7	0.2	-3.3	5.3	3.7	2.2
Quintile 2	14.2	14.2	18.3	13.0	14.0	7.2	-0.3	1.3	-2.1	1.8	3.9	1.8
Quintile 3	19.0	20.5	21.1	8.5	6.3	2.3	3.4	-1.9	-3.5	3.8	2.3	1.4
Quintile 4	15.9	17.6	16.8	6.2	4.5	-0.3	3.3	-1.3	-3.0	3.4	3.1	1.7
Quintile 5 (Lowest)	13.3	12.4	18.1	5.5	6.2	-2.8	2.3	-0.4	-4.1	4.1	3.4	1.7
P/E SECTORS												
Quintile 1 (Highest)	2.4	7.6	8.7	10.7	11.9	7.9	5.6	4.6	0.4	5.3	5.0	3.2
Quintile 2	10.7	14.3	14.1	9.3	8.1	6.8	3.6	0.0	0.1	3.7	3.7	2.0
Quintile 3	16.6	17.7	19.9	11.4	9.1	3.7	3.7	-0.9	-3.2	3.8	2.6	2.0
Quintile 4	18.8	21.2	25.6	11.1	8.4	-0.5	2.0	-0.9	-4.6	3.3	2.8	1.0
Quintile 5 (Lowest)	23.9	16.8	25.0	4.9	10.2	-0.4	-1.9	-5.2	-8.6	3.1	2.1	0.6
No Earnings	-3.3	-5.3	14.7	9.7	10.1	-1.5	-9.0	1.7	-3.1	6.6	3.3	1.1
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	24.2	26.4	26.9	4.4	0.8	-7.5	0.9	-1.3	-4.3	1.7	2.2	0.7
Quintile 2	19.8	16.2	19.6	9.7	4.8	-6.5	3.1	-3.0	-4.0	4.2	1.4	-0.3
Quintile 3	14.7	16.7	17.0	12.1	11.8	2.7	2.3	-1.7	-5.9	4.4	3.2	0.0
Quintile 4	8.9	5.9	18.0	9.4	10.9	5.4	1.0	0.7	-3.3	4.5	4.6	1.7
Quintile 5 (Lowest)	8.4	10.6	17.4	12.2	15.1	7.4	3.8	1.5	-2.2	4.2	4.3	2.6
UNIVERSE	15.8	15.3	18.3	9.2	9.5	3.2	2.1	-0.4	-3.1	3.7	3.3	1.7

Source: Factset Research Systems, October 2, 2007

Exhibit D

■ Sit Investment Associates ■

The United States Ranked 26th Out of 32 World Equity Markets Year-to-Date Through September 30, 2007

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 9/30/07	Change from 12/31/2006 points	Change from 12/31/2006 percent	9/30/2007 Country Rank
Australia	522.96	122.40	30.56%	6
Austria	471.06	5.90	1.27%	31
Belgium	467.34	39.80	9.31%	25
Brazil	1648.76	581.46	54.48%	1
Canada	547.15	121.42	28.52%	10
Chile	483.18	89.50	22.74%	15
Denmark	624.89	119.19	23.57%	14
Finland	1745.07	538.44	44.62%	2
France	405.55	39.82	10.89%	23
Germany	379.68	76.88	25.39%	11
Greece	362.00	66.76	22.61%	16
Hong Kong	529.86	151.89	40.19%	3
Indonesia	158.87	30.91	24.16%	13
Ireland	595.52	-76.44	-11.38%	33
Italy	289.79	9.16	3.26%	30
Japan	115.98	0.22	0.19%	32
Malaysia	206.58	47.70	30.02%	9
Mexico	571.68	70.69	14.11%	19
Netherlands	462.69	60.85	15.14%	18
New Zealand	272.20	12.71	4.90%	29
Norw ay	524.71	122.35	30.41%	7
Philippines	199.93	40.01	25.02%	12
Portugal	307.43	37.06	13.71%	20
Singapore	324.31	74.95	30.06%	8
South Africa	357.68	38.40	12.03%	21
South Korea	336.85	95.68	39.67%	4
Spain	467.63	45.55	10.79%	24
Sw eden	602.87	60.25	11.10%	22
Sw itzerland	617.80	40.25	6.97%	28
Taiw an	183.64	27.51	17.62%	17
Thailand	108.89	27.56	33.89%	5
United Kingdom	298.56	20.25	7.27%	27
United States	371.21	27.96	8.15%	26 ←
COMPOSITE INDICES				
Latin America	761.90	201.72	36.01%	
Western Europe	389.74	40.02	11.44%	
Asia/Pacific	165.17	19.01	13.01%	
World (ex U.S.)	277.03	33.98	13.98%	

Source: Dow Jones Company, October 1, 2007

Exhibit E

■ Sit Investment Associates ■

Trends in Technology Spending
(year-over-year change

	1Q06 Rev.	2Q06 Rev.	3Q06 Rev.	4Q06 Rev.	1Q07 Rev.	2Q07 Final
A. Real (Inflation Adjusted)						
Total Nonresidential Invs.	7.5%	7.3%	6.4%	5.2%	2.5%	4.1%
Structures	2.7	7.0	11.6	12.4	10.2	12.4
Equipment & Software (E&S)	9.4	7.4	4.6	2.5	-0.5	0.7
Information Processing E&S	9.8.	7.9	7.4	5.1	5.7	7.8
Computers & Peripherals	17.4	14.4	13.8	8.2	12.6	12.9
Software	4.7	3.0	3.4	3.3	4.2	6.4
B. Nominal						
Total Nonresidential Invs.	10.9%	10.8%	10.0%	8.0%	4.7%	5.6%
Structures	16.2	21.7	24.5	21.7	17.0	16.1
Equipment & Software (E&S)	9.0	6.9	4.8	2.9	0.0	1.4
Information Processing E&S	6.8	5.3	5.3	3.2	3.9	6.0
Computers & Peripherals	6.6	3.4	3.3	-2.4	5.3	5.3
Software	5.2	4.3	5.2	4.9	5.3	6.7

Source: Bureau of Economic Analysis, September 2007

Exhibit F

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Solidly Positive



90.0
80.0
70.0
60.0
50.0
40.0
30.0
Index Level
ISM Index
Prices Paid
Expansion
Contraction
59.0
52.0
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Monthly Data through September 30, 2007

Source: Data Resources, Inc., October 1, 2007

G:\Support\Exhibits\E-09-07

Exhibit G

■ Sit Investment Associates ■

Nominal Major Currencies Dollar Index



Nominal Major Currencies Dollar Index
September 30, 2007
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
75.9
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 9/30/07): Euro Area: +7.7% Canada: +17.0% Japan: +3.5% U.K.: +4.1% Switzerland: +4.5% Australia: +12.3% Sweden: +5.6%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09-07

Exhibit H

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007
Personal Consumption Expend.	4.0%	3.7%	3.2%	3.7%	3.1%	3.4%	3.5%	2.8%	3.3%	3.0%	2.7%	3.4%	3.2%	2.9%
Non-Residential Fixed Invest.	4.9	4.9	5.6	7.5	9.1	7.7	6.8	5.1	7.5	7.3	6.4	5.2	2.5	4.1
Residential Investment	11.6	13.2	8.8	6.7	7.0	6.2	6.9	6.4	4.8	-1.5	-8.5	-12.8	-16.5	-16.5
Inventory Change (2)	++	++	++	++	++	--	--	-	--	++	++	--	--	--
Net Exports (3)	-8.3	-12.2	-17.3	-19.8	-13.7	-1.7	-0.2	-1.6	-2.5	-4.3	-4.9	7.0	4.4	8.4
Exports	9.8	12.0	9.9	7.4	6.4	7.1	6.9	7.0	8.4	7.4	8.4	9.3	6.6	7.1
Imports	9.3	12.1	12.4	11.5	8.8	5.3	4.6	5.1	6.3	6.4	7.2	3.7	2.9	2.0
Government Spending	2.5	1.3	1.3	0.7	0.6	0.6	0.9	0.9	1.8	1.8	1.2	2.5	1.2	1.9
TOTAL REAL GDP	4.1%	4.1%	3.2%	3.1%	3.2%	3.0%	3.2%	2.9%	3.3%	3.2%	2.4%	2.6%	1.5%	1.9% ←
Memo														
Pers. Cons. Exp. Plus Res. Invs.	4.5	4.3	3.5	3.9	3.4	3.6	3.8	3.0	3.4	2.7	1.9	2.2	1.8	1.6
After-tax Corporate Profits	35.3	43.4	33.3	29.1	38.3	32.8	28.8	29.7	11.8	16.7	19.5	8.0	4.3	4.3

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Exhibit I

■ Sit Investment Associates ■

Core PCE Deflator Remains Below Federal Reserve's Upper Target



U.S. CONSUMPTION PRICE DEFLATOR CORE
Y/Y % Aug 1.76%
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
.5
88
90
92
94
96
98
00
02
04
06

Source: International Strategy & Investment, October 2007

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2006				2007				2008E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	4.8	2.4	1.1	2.1	0.6	3.8	2.5	2.5	2.0	2.5	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	16.2	10.0	23.5	17.0	8.3	9.0	1.0	3.8	9.2	5.4	3.7	1.9
Consumer Price Index (Year-over-Year)	3.6	4.0	3.3	1.9	2.4	2.7	2.4	3.0	3.0	2.3	2.8	2.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.7	4.7	4.7	4.5	4.5	4.5	4.6	4.8	4.9	5.0	5.0	4.9
Prime Rate	7.4	7.9	8.3	8.3	8.3	8.3	8.2	7.7	7.4	7.0	7.0	7.0
13-week Treasury Bills-Disc.	4.4	4.7	4.9	4.9	5.0	4.8	4.4	3.8	4.0	4.0	4.0	4.0
10-year Treasury Bonds-Yield	4.6	5.1	4.9	4.6	4.7	4.8	4.7	4.6	4.5	4.7	4.7	4.8

Source: Sit Investment Associates, Inc., October 9, 2007

Exhibit K

■ Sit Investment Associates ■

ISI Model Predicts Very Slow Growth In 2008, But No Recession


U.S. REAL GDP Y/Y %
8
6
4
2
0
-2
-4
Actual 2007:3Q 2.2% e
Forecast 2008:3Q 1.3%
Model Using Global Short Rates, Leading by 4 & 8 Qtrs.
Oil, Leading by 6 Qtrs.
G7 Bond Yields, Leading by 4 Qtrs.
Consumer Net Worth, Leading by 2 Qtrs.
MEW, Leading by 1 Qtr.
82 84 86 88 90 92 94 96 98 00 02 04 06 08
R-squared = 76%

Source: International Strategy & Investment, October 2, 2007

G:\Support\Exhibits\E-09-07

Exhibit L

■ Sit Investment Associates ■

<u>Federal Reserve Cuts Federal Funds Rate By a Surprising 50 Basis Points to 4.75 Percent on September 18th</u>

Spirits, markets get a lift

Sighs of relief on Wall Street and beyond follow news of the Fed's first rate trim in more than four years. Will the move boost confidence and calm fears of a recession?

What happened

The Federal Reserve cut a key interest rate by a half-percentage point in a bold bid to prevent credit problems that started in the housing market from pulling the economy into recession.



June 29, 2006: 5.25%
June 25, 2003: 1%
Tues.: 4.75%
6%
5%
4%
3%
2%
1%
0
2000
'01
'02
'03
'04
'05
'06
'07

What it means to you

Banks dropped their prime lending rate, on which credit card and home-equity lines are based.



8.25%
7.75%
Previous
New

What that does to monthly payments

The cost on a $50,000 home-equity line of credit at prime[1] falls $20, to $322.



Previous
$342
New
$322

1 – Most borrowers pay a rate above prime.

What's next

The Fed noted that the "tightening of credit conditions has the potential to intensify the housing correction and to restrain economic growth." Some experts say future cuts are possible.

Source: USA Today, September 19, 2007

Exhibit M

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns
From September 30, 2007

Risk Level/ Representative Issue	Interest Rate Forecast	TIME HORIZON: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	5.00%	0.1%	4.62%	2.8%	5.00%	3.4%
Present YTM 3.99%	Most Likely	4.00	2.0	4.00	4.0	4.50	3.7
	Optimistic	3.00	3.9	3.37	5.2	3.00	4.6
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.88	-0.6	5.00	1.0	5.50	2.6
Present 4.25%	Most Likely	4.25	2.1	4.25	4.3	4.75	3.6
	Optimistic	3.38	6.1	3.62	7.2	3.50	5.3
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.37	-3.7	5.37	-1.3	6.00	1.3
Present 4.59%	Most Likely	4.75	1.0	4.75	3.4	5.25	3.1
	Optimistic	3.87	8.2	4.00	9.5	4.00	6.1
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.75	-10.5	5.50	-4.7	6.50	-2.2
Present YTM 4.84%	Most Likely	5.00	-0.1	5.00	2.4	5.50	1.9
	Optimistic	4.25	12.4	4.12	17.2	4.50	6.6

E-09/07
pp-101.doc

Source: Sit Investment Associates, Inc.

Exhibit N

■ Sit Investment Associates ■

2007 Federal Budget Deficit Trends Compared to 2006

	Receipts			Outlays			Surplus/Deficit		
	FY2006	FY2007	Diff	FY2006	FY2007	Diff	FY2006	FY2007	Diff
October	$149.5	$167.7	$18.2	$196.8	$217.0	$20.3	$(47.3)	$(49.3)	$(2.0)
November	138.8	145.9	7.0	221.9	218.9	(3.0)	(83.1)	(73.0)	10.0
December	241.9	260.0	18.1	230.9	218.0	(12.9)	11.0	42.0	31.0
January	230.0	260.6	30.6	209.0	222.4	13.3	21.0	38.2	17.3
February	112.9	120.3	7.5	232.1	240.3	8.2	(119.2)	(120.0)	(0.8)
March	164.6	166.5	1.9	249.8	262.8	12.9	(85.3)	(96.3)	(11.0)
April	315.1	383.6	68.6	196.2	206.0	9.7	118.8	177.7	58.8
May	192.7	164.2	(28.4)	235.6	231.9	(3.6)	(42.9)	(67.7)	(24.8)
June	264.4	276.5	12.2	243.8	249.0	5.2	20.5	27.5	7.0
July	159.8	170.4	10.7	192.9	206.9	14.0	(33.2)	(36.4)	(3.3)
August	153.9	166.5	12.7	218.6	283.5	64.9	(64.7)	(117.0)	(52.3)
September	283.3			227.1					
FY To Date (11 Months)	$2123.4	$2282.3	$158.9	$2427.7	$2556.7	$129.0	$(304.4)	$(274.4)	$30.0

Source: Treasury Bulletin

Exhibit O

■ Sit Investment Associates ■

Fourth Quarter U.S. Equity Returns Have Typically Been Positive

End-of-Year Rallies

Since the end of World War II, the final three months of the calendar year have been the best time to be invested in stocks. Nearly half of the market's annual gains have occurred in fourth quarters.

QUARTER	AVG. GAIN*	FREQUENCY OF GAINS†
Fourth	**4.1%**	**79%**
Third	0.3	56
Second	2.0	63
First	2.3	60
Full year	*9.0*	*71*

*The price appreciation without dividends since 1945.

†The percentage of each period in which stock prices rose.

Source: Standard & Poor's

THE NEW YORK TIMES

Source: The New York Times, September 30, 2007

Exhibit P

■ Sit Investment Associates ■

In "Soft Landings," Stock Prices Can Rise Even Though Profits Weaken

Four Soft Landings: Average Change in Profits & Stock Prices



Year Before Fed Funds Peak
Year After Fed Funds Peak
Profits, 22.8%
Stock Prices, 3.3%
Profits, -2.1%
Stock Prices, 18.5%
-5%
0%
5%
10%
15%
20%
25%

Source: BEA, Standard & Poor's

Note: The soft landings were in 1966, 1985, 1989 and 1995

Source: UBS Securities, LLC, October 9, 2006

G:\Support\Exhibits\E-09-07

Exhibit Q

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples



Data through September 30, 2007
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr% Change in CPI
Standard Deviation
P/E
Average P/E
Standard Deviation
Consumer Price Index
X
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. X indicates current valuation based on 2007 est. operating EPS of $94.00

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

G:\Support\Exhibits\E-09-07

Exhibit R

■ Sit Investment Associates ■

Rising Earnings Maintain Attractiveness of U.S. Equity Valuations

Attractive Valuations on Projected E.P.S.					
Median P/E on Next Year's Earnings	12/31/04 (2005 Earns.)	12/31/05 (2006 earns.)	12/31/06 (2007 earns.)	06/30/07 (2008 earns.)	09/30/07 (2008 earns.)
Sit Large Cap	19.7x	16.7x	16.7x	16.6x	17.1x
Sit Mid Cap	22.2	20.8	19.7	18.8	19.7
Sit Small Cap	22.3	20.1	18.5	18.5	20.2
S&P 500	17.0	15.9	16.4	15.4	15.1
Avg. P/E to 5-Yr. Growth Rate					
Sit Large Cap	1.4x	1.3x	1.3x	1.2x	1.2x
Sit Mid Cap	1.4	1.3	1.3	1.2	1.2
Sit Small Cap	1.3	1.3	1.3	1.2	1.2
S&P 500	2.1	1.9	2.0	1.8	1.9

Source: Sit Investment Associates, Inc., October 2007

Exhibit S

■ Sit Investment Associates ■

Equity Characteristics
September 30, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+23.5%	+30.5%	+31.4%	+12.7%	+22.0%	+9.7%	+7.2%
2008 Projected Gain	+18.5%	+25.9%	+27.2%	+11.3%	+17.8%	+7.9%	+6.4%
5-Year Projected Growth	+14.6%	+17.1%	+16.3%	+11.1%	+14.2%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.1%	+0.4%	+0.2%	+2.4%	+1.2%	+1.8%	+1.8%
Total Fund	+1.2%	+0.7%	+0.5%	+2.5%	+1.2%	+1.8%	+1.8%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.7%	+17.5%	+16.5%	+13.6%	+15.4%	+9.8%	+9.8%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	22.3x	30.9x	29.8x	16.9x	22.6x	17.1x	16.2x
2008 Calendar P/E	18.4x	23.0x	22.4x	15.0x	18.7x	15.8x	15.3x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	19.5x	22.6x	24.3x	17.0x	19.3x	N/A	17.2x
2008 Calendar P/E	17.1x	19.7x	20.2x	15.2x	16.6x	N/A	15.1x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.5x	1.8x	1.8x	1.5x	1.6x	2.1x	2.0x
2008 Calendar PEG	1.3x	1.3x	1.4x	1.3x	1.3x	2.0x	1.9x
Wtd Avg Mkt Cap ($ Million)	$86,300	$13,943	$3,966	$86,256	$72,928	109,716	109,716

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Frank Russell and Sit Investment Associates

Exhibit T

■ Sit Investment Associates ■

Slow Economy and Narrow Valuation Spreads Raise Prospects For Positive Growth Stock Cycle

Growth investing makes its comeback

GROWTH VS VALUE

The strategy has outperformed value funds for the past four months, says Sam Mamudi

The long-heralded return of growth investing is finally under way in the US. Five years after they hit rock bottom, mutual funds that invest in growth stocks are for the first time outperforming value funds – and the performance numbers are leading to a notable, if cautious, turnround in investor attitudes.

Growth – sectors such as healthcare, pharmaceuticals and especially technology – was the darling of the markets in the late 1990s, but suffered a beating earlier this decade. In a particularly brutal stretch, from September 2000 to September 2001, growth funds saw nine months of negative returns, a run that included three months of double-digit negative returns. The collapse of growth saw investors fleeing as fast as they could in a panic that reached its peak in July 2002, when US growth funds saw redemptions of $14.1bn (€9.9bn, £7bn) in just one month.

Ever since 2002, mutual fund firms, analysts and the media have been optimistically predicting a turnround in both performance and investor flows. But it is only in the past few weeks that it has become apparent that a change has finally taken place. Growth funds outperformed value each month for the four months up to and including August – only the second four-month winning streak for growth since January 2000. According to research firm Lipper, for the one-year period ending September 6, growth has returned 21.3 per cent compared with the 14.23 per cent returns for value – the first time it has won out in one-year numbers in more than seven years. In 2006, value outperformed growth, 17.17 per cent to 8.13 per cent

> 'You'd have to go back to the 1960s to see valuation spreads as compressed as they are now'

"We called for growth outperformance two years ago and there have been a lot of false starts since then," says Tom Roseen, senior analyst at Lipper. "This one looks like it has teeth." As a measure of how recent this trend is, if the numbers are taken back 18 months, value outperforms growth.

Returns and flows

One-year total return* (%)

	Value	Core	Growth	Average
Large-Cap	14.62	15.79	18.97	16.63
Multi-Cap	13.85	16.37	21.63	17.28
Mid-Cap	16.46	18.04	24.15	20.62
Small-Cap	11.60	14.15	21.14	16.26
Average	14.23	15.81	21.35	–

Net flows ($bn)

	Mar	Apr	May	Jun	Jul	Aug
Growth	-3.0	-4.2	-9.3	-1.8	-0.5	-1.5
Value	3.0	2.7	2.0	-0.9	-1.4	-4.4

* Ending September 6 2007

Source: Lipper

It is not just the returns that point to a bounce-back. Shigeki Makino, chief investment officer of global core equities at Putnam Investments, says the flattening of the global yield curve is also a sign. The problem with previous predictions, he says, was that they only considered a flat US yield curve without noticing that the global curve was still steep. As the scarcity of growth becomes widespread, demand, and consequently the price, for growth stocks will increase, leading to better returns. "These shifts usually last several years," says Mr Makino.

Hugh Whelan, managing director at Hartford Investment Management Company, manages four growth funds.

He points to the narrow spreads of price-earnings ratios between value and growth companies, which make growth stocks good value. "You'd have to go back to the 1960s to see valuation spreads as compressed as they are now," says Mr Whelan.

Mr Whelan also highlights the cyclical forces at work. For 10 years from the late 1980s, growth outperformed value by about 5 per cent in large-cap and 6 per cent in small-cap.

For the past decade those numbers have been reversed – another sign that the better value is to be found in growth stocks. "Maybe value funds have been overpriced," says Mr Roseen.

Before the 1990s surge conflated the idea of booming growth stocks with a booming economy, growth was considered a defensive position.

In the past few years, value has been seen as the safe bet. But value is traditionally linked to the economic cycle – if the economy tanks, so do value companies, such as the GEs and Kodaks of the world. As economists grow more pessimistic about the economic prospects and the crisis in the fixed-income markets hits financial services companies – which make up a large chunk of the value sector – growth, especially large-cap growth, is set to benefit the most.

Mr Makino believes large-cap growth funds are not just made up of the usual suspects. He says technology, healthcare and large-cap pharma stocks are showing very little growth.

His solution is to look overseas. "There's a once-in-a-lifetime industrialisation taking place in the emerging markets," he says. As such, he is looking for growth to come from sectors that have companies that invest in emerging market countries, such as steel, commodities, energy and shipping.

But where are the investors? The market turmoil in August skewed the numbers, but for the second month running, growth's numbers were better than value, with net outflows of $1.5bn versus $4.4bn. July was the first month since April 2006 that growth flows out-gained value, with $500m of net outflows compared with $1.4bn at value funds.

It is still too early to get excited: in May, growth funds suffered $9.3bn of net outflows while value saw $2bn of net inflows. Value has only suffered net outflows since June. But with indicators pointing to a sustained period of success for growth, it should only be a matter of time before the money starts pouring in.

One wrinkle in this turnround could be the baggage that growth funds carry with them. "There is a lot of psychological damage from the collapse of the technology bubble," says Himco's Mr Whelan.

The popularity of growth funds in the late 1990s, and their spectacular crash, has left scars that could mean it will take longer for investors to trust growth again. "Investors' memories when it comes to pain are pretty long-lasting," says Lipper's Mr Roseen.

Sam Mamudi is managing editor of the Fund Action newsletter

Source: Financial Times, October 1, 2007

Exhibit U

■ Sit Investment Associates ■

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks
Data as of September 30, 2007

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	**% IBES LTGR**	**S&P500 Weight**	**SIA Weight + / -**	**% IBES LTGR**	**S&P Midcap Weight**	**SIA Weight + / -**	**% IBES LTGR**	**Russell 2000 Weight**	**SIA Weight + / -**
Non-Energy Mineral	10.6	1.2	0	10.2	2.7	0	12.8	2.4	0
Producer Manufacturing	12.8	9.3	+	12.9	10.4	-	15.0	8.1	+
Electronic Technology	16.5	10.2	+	13.7	7.7	+	18.3	10.1	+
Consumer Durables	9.9	1.3	-	10.0	3.2	-	13.7	3.5	-
Energy Minerals	10.8	8.9	0	12.4	5.4	+	16.9	2.8	++
Process Industries	11.3	2.3	+	11.5	4.3	-	10.0	3.9	-
Health Technology	13.7	9.4	0	19.0	7.6	++	25.0	9.8	++
Consumer Non-Durables	9.8	7.5	-	12.1	2.9	0	13.9	3.4	0
Industrial Services	20.1	2.7	+	14.7	5.8	++	16.4	3.9	++
Commercial Services	12.3	1.1	-	14.5	3.8	-	16.4	5.2	-
Technology Services	14.4	5.5	+	16.2	5.9	+	19.4	6.6	+
Health Services	14.7	2.2	0	16.2	4.8	0	17.2	3.1	+
Consumer Services	12.5	4.6	0	13.7	3.9	0	15.4	6.0	--
Retail Trade	13.7	5.2	0	14.8	7.0	-	15.0	4.2	0
Transportation	14.7	1.7	0	10.2	2.1	0	14.0	2.0	-
Utilities	7.4	3.8	-	5.7	7.3	--	6.8	2.9	-
Finance	10.5	19.5	--	9.6	14.5	--	10.0	20.2	--
Communications	7.7	3.7	+	14.1	0.7	+	13.5	1.7	+
BENCHMARK AVG/TOTAL	12.1	100.0		12.7	100.0		15.0	100.0	